April 10, 2008

Amanda McManus
Branch Chief - Legal
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thornburg Mortgage Securities Corporation
Registration Statement on Form S-3/A
Filed March 19, 2008
File No. 333-149044 (the “Registration Statement”)

Ms. McManus:

Thank you for your comment on the Registration Statement of Thornburg Mortgage Securities Corporation (the “Company”). We have undertaken to provide you with specific responses to your comment, including explanations or additional information where applicable.

Your comment is repeated below, followed by our response on behalf of the Company.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules and disclosure requirements. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3/A

Derivative Instruments, page 77

1.
We note your response to our prior comment 2. Your response regarding market value swaps discusses ways in which a market value swap “might” operate and what its “typical” structure will look like. Please expand your disclosure in the registration statement to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions and discuss how these market value swaps will operate. If they are not limited to auctions, please specifically discuss the different types of market value swaps that may be used and tell us why you believe they are consistent with the requirements of Regulation AB.

Ms. Amanda McManus
Division of Corporate Finance
U.S. Securities and Exchange Commission
April 10, 2008

We have expanded the disclosure relating to market value swaps on pages 77 and 81 to clarify that the market value swaps contemplated by this offering are limited to use in mandatory auctions previously described in our letter dated March 19, 2008. Please refer to the fourth paragraph under the Section entitled “Derivatives” on page 81 of the prospectus for a description of how these market value swaps will operate.

I would appreciate an opportunity to discuss this response with you if you believe that it requires further clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4126.

Sincerely,

/s/ Jeffrey R. Johnson

Jeffrey R. Johnson

cc:	Deborah J. Burns